Matlin & Partners Acquisition Corporation

585 Weed Street

New Canaan, CT 06840

September 13, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Office of Natural Resources
Division of Corporation Finance

Re:	Matlin & Partners Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 9, 2018
File No. 001-38025

Ladies and Gentlemen:

This letter sets forth the responses of Matlin & Partners Acquisition Corporation (“MPAC,” “we,” “our” or “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 5, 2018 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by MPAC on August 9, 2018 (the “Proxy Statement”). In connection with this letter, MPAC is filing today an amendment to the Proxy Statement (“Amendment No. 1”). We are separately hand delivering to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement.

For your convenience, MPAC has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below. MPAC’s response is set forth below each such comment. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Proxy Statement.

General

1.	We note that the “Charter Proposal” relates to several changes relating to your amended and restated certification of incorporation which will include a supermajority voting provision which your charter currently does not include. Please provide us a form of the preliminary proxy card to review and explain whether shareholders will be able to vote on this matter separately.

Response: We have included a copy of the preliminary proxy card in Amendment No. 1. As described in the Proxy Statement and Amendment No. 1, the Charter Proposal consists of six sub-proposals, including Proposal 2E relating to the supermajority voting provisions. MPAC’s stockholders will be entitled to vote separately on each sub-proposal, as indicated on the preliminary proxy card included in Amendment No. 1.

Summary of the Proxy Statement, page 15

USWS Holdings LLC and U.S. Well Services, LLC, page 15

2.	Please expand your disclosure here or include a separate section to describe the circumstances that led to the restructuring and the nature of the restructuring of USWS. In that regard, we note your disclosure at pages Fin-69 through Fin-71 regarding certain covenant violations and Term Loan Forbearance Agreements. See Item 14(d) of Schedule 14A.

Response: We have revised the disclosure on pages 15-16 and 186 to better describe the circumstances that led to the restructuring and the nature of the restructuring of USWS.

3.	Please provide substantiation for the statement that USWS maintained higher levels of utilization during the “downturn” from the fall of 2014 through the end of 2016.

Response: We have revised the disclosure on pages 15 and 186 to provide substantiation for this statement.

Risk Factors, page 33

4.	We note that, if shareholders vote to approve the Charter Proposal, your amended and restated certification of incorporation will include classified board, supermajority voting, and exclusive forum provisions. Please add a risk factor discussing the material risks to shareholder rights posed by these provisions.

Response: We have added two new risk factors in Amendment No. 1, one addressing risks related to the classified board of directors, supermajority voting and certain other provisions, and the other addressing risks related to the exclusive forum provision. See page 56.

A decline in or substantial volatility of crude oil and natural gas commodity prices, page 34

5.	Please update this risk factor or add a separate risk factor to address the risks related to the restructuring of USWS during the recent downturn in commodity prices.

Response: We have added a separate risk factor on page 36 to better address the risks related to the restructuring of USWS during the recent downturn of commodity prices.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of MPAC, page 60

6.	We note your disclosure on page 62, indicating that the pro forma financial statements have been prepared on the basis that Matlin & Partners Acquisition Corporation (MPAC)’s acquisition of USWS Holdings LLC (USWS Holdings), including its wholly owned subsidiary USWS LLC (USWS), will be accounted for as a reverse recapitalization in accordance with GAAP, and that under this method of accounting, MPAC will be treated as the acquired company and USWS will be treated as the acquirer for financial reporting purposes.

However, you have disclosure on page 27 indicating that no party to the transaction will have a controlling financial interest in the merged business, and that you will not be able to determine which party will be the acquirer until after consummation. Please provide us the analysis that you performed in deciding that USWS would be depicted as the accounting acquirer for purposes of the pro forma presentation, based on the guidance in FASB ASC 805-10-55-10 to 55-15.

Please identify all relationships between the various shareholder groups, including any interests held in multiple groups by the same investors, and explain the difference between blocker and non-blocker shareholders and how this has taken form. Please clarify how you considered the voting and economic interests of each group under all redemption scenarios, and shares that may be issued under the Crestview backstop commitment and option to acquire additional shares prior to the merger.

Response: We have revised the disclosure on pages 28 and 119 to state that the Business Combination will be accounted for as a reverse recapitalization and that MPAC will be treated as the acquired company and USWS as the acquirer for financial reporting purposes. Reverse recapitalization accounting is being applied in accordance with paragraph 2005.7 of the Financial Reporting Manual of the Division of Corporate Finance.

MPAC and USWS concluded that the Business Combination should be accounted for as a reverse recapitalization because (i) the stockholders that currently own USWS equity interests together with investors who were introduced to the transaction by USWS or its stockholders (e.g., Crestview) together as a group will have at least 51.1% of the voting rights, (ii) senior management of USWS will continue on as senior management of the combined company, and (iii) USWS is the larger of the two entities in the Business Combination. MPAC and USWS gave these factors the most significance in determining that the Business Combination should be accounted for as a reverse recapitalization with USWS as the accounting acquirer. Furthermore, USWS does not view the Business Combination as an exit event, as demonstrated by all stockholders rolling 100% of their equity into the new structure. USWS views the Business Combination as an equity raise to retire debt and fund the growth of its electric fleets.

With respect to voting and economic interests, the following table sets forth the interests of the various stockholder groups in the post-transaction combined company, using the assumptions outlined in the “Assuming No Redemptions” scenario of the unaudited condensed combined pro forma financial statements in Amendment No. 1:

	Shares or
	Units
	(in thousands)%
MPAC existing stockholders	39,625	48.9%

USWS existing stockholders	30,050	37.1%
New stockholders through PIPE	11,400	14.1%
Total USWS stockholders	41,450	51.1%

Total shares or units	81,075	100.0%

The percentage ownership amounts for existing USWS stockholders and existing MPAC stockholders include shares issued in connection with the PIPE Subscription Agreements to those respective stockholders. The percentage ownership amounts exclude 530,000 unvested restricted shares to be awarded under the LTIP but including these shares would not materially impact the analysis. The percentage ownership amounts in the table above represent the maximum possible voting and economic interests of the MPAC existing stockholders (48.9%). Under any other possible scenario, including varying levels of redemptions and shares issued under the Crestview backstop commitment or option to acquire additional shares, the voting and economic interests of the MPAC existing stockholders will be less than 48.9%. As such, MPAC and USWS have concluded that there are no possible scenarios that would result in MPAC having a larger voting and economic interest.

There are no contracts between any of the stockholder groups described herein relating to the voting of shares, and there are no interests held by the same investors in multiple stockholder groups. With respect to the relationship between the “blocker” and “non-blockers,” upon consummation of the Restructuring, for business reasons certain equity holders chose to hold their equity interests in USWS Holdings through blocker entities rather than holding their equity interests directly. In connection with the negotiations for the Business Combination, the stockholders of such blocker entities advised USWS Holdings that they preferred to participate in the Business Combination by merging the blocker entities directly into MPAC, and MPAC agreed. As a result, each blocker entity upon the closing of the Business Combination will cease to exist and each stockholder of each blocker entity will directly receive the equity interests in the combined company. Each other equity holder of USWS Holdings (i.e., the non-blocker members) will receive consideration in the Business Combination through participating in the “Up-C” structure, i.e., receiving units of USWS Holdings and voting, non-economic Class B Common Stock shares of MPAC, which will be exchangeable for Class A Common Stock shares of MPAC in accordance with the A&R USWS Holdings LLC Agreement.

To determine whether any party will have a controlling financial interest in the combined entity in accordance with ASC 805-10-55-10, MPAC and USWS assessed the ownership interests of the existing stockholders of MPAC, the existing stockholders of USWS, and the new stockholders in the transaction. MPAC’s and USWS’ analysis under ASC 805-10-55-10 and the general subsections of ASC 810-10 did not clearly indicate USWS or MPAC as the accounting acquirer.

MPAC and USWS also considered the factors set forth in ASC 805-10-55-11 through 55-15 and concluded that these factors favor USWS as the accounting acquirer. As part of this analysis, MPAC and USWS determined whether new stockholders should be considered together with either MPAC or USWS stockholders.

MPAC and USWS concluded that Crestview and the other new investor that comprise new stockholders should be considered together with USWS’ existing stockholders for purposes of this analysis for the following reasons:

•	Crestview was introduced to USWS through its investment banker, Simmons. Initially, Crestview and USWS were negotiating a direct investment in USWS by Crestview, which ultimately did not result in a definitive agreement between the parties. However, thereafter, USWS invited Crestview to consider providing growth capital as part of the transaction with MPAC, which resulted in the execution of the Crestview Subscription Agreement, which provides for a PIPE Transaction, backstop commitment and option to purchase additional shares.

•	The other new investor focuses primarily on investing in energy related equities and was introduced to the transaction and the parties through professional contacts of senior management of TCW, USWS’ largest equity holder, which resulted in a PIPE Transaction.

Based on the foregoing, Crestview and the new investor together with USWS existing stockholders represent 51.1% of the voting power of the combined entity.

ASC 805-55-12 provides that, in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests, which would favor MPAC as the accounting acquirer. However, in many reverse acquisitions, the issuing entity is deemed the acquiree based on the analysis of several factors including post-closing voting control, management and the other factors described in ASC 805-10-55-12 and 55-13, which were considered as follows:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.	The USWS stockholder group will have the largest portion of voting rights, 51.1%, versus the MPAC stockholder group at 48.9%. This favors USWS as the accounting acquirer.
b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.	The largest minority voting interest in the combined entity will be Crestview at 12%, followed by DL V USWS LLC (TCW) at 11%, our Sponsor at 8%, and BKC ASW Blocker (Blackrock) at 5%. There are several other holders between 2% and 5%. Given the small differences in ownership and largest minority holder at 12%, MPAC and USWS do not believe that this is a significant factor for the determination. However, the largest minority interests are from the USWS stockholder group (Crestview and TCW).

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.	USWS will designate two directors to our board of directors along with the current Chief Executive Officer of USWS Holdings, who will become the President and Chief Executive Officer of MPAC at Closing. Crestview VCOC will designate one or two directors (depending on Crestview’s ownership percentage). USWS stockholder group (including Crestview VCOC) will propose four or five of the seven directors. MPAC will designate two directors. The independent directors will propose one director if Crestview VCOC only proposes one director. USWS has the ability to propose the largest number of directors, and USWS and Crestview VCOC together have the ability to propose a majority of our board of directors.
d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	USWS senior management will become the senior management of the combined company. A managing director of a USWS investor, TCW, will become the Chief Financial Officer of the combined company, and the current Chief Financial Officer of USWS will become the Chief Administrative Officer of the combined company. The USWS Chief Executive Officer will become the President and Chief Executive Officer and a director of MPAC. MPAC will provide no senior management. MPAC has no employees other than its four officers, none of which will be officers after Closing. The current MPAC Chief Executive Officer will remain a MPAC director at Closing. This favors USWS as the acquirer.
e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.	There will be no premium over fair value. This favors neither as the acquirer.
f. The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	Revenues/Earnings: Not relevant (MPAC has no operations) Assets: USWS (approximately $411 million versus approximately $329 million for MPAC as of June 30, 2018) This favors USWS as the acquirer.

For the foregoing reasons, MPAC and USWS determined that the Business Combination should be accounted for as a reverse recapitalization, in accordance with paragraph 2005.7 of the Financial Reporting Manual of the Division of Corporate Finance, with USWS being the accounting acquirer.

A&R Registration Rights Agreement, page 101

7.	Please revise to disclose the material terms and the approximate number of common shares which you will be required to register pursuant to the amended and restated registration statement agreement.

Response: We have revised the disclosure in Amendment No. 1 to indicate the expected number of shares of Class A Common Stock and private placement warrants MPAC will be required to register, based on the assumptions described under “Certain Defined Terms.” See pages 102-103. We respectfully submit that the description of the A&R Registration Rights Agreement set forth in the Proxy Statement as originally filed discloses the material terms of the A&R Registration Rights Agreement. Accordingly, we have not otherwise revised this disclosure in response to the Staff’s comment.

Background of the Business Combination, page 102

8.	We note your disclosure regarding consideration of other targets by MPAC at page 103. Please expand your background section to clarify:

•	How consideration of other potential targets progressed during the period when MPAC was considering the transaction with USWS, including when any active material discussions with other targets occurred, when MPAC determined to not pursue other targets, and when MPAC submitted term sheets to the approximately 15 other businesses;

•	The size and material attributes of the other potential targets; and

•	The nature of the “other opportunities in which MPAC was actively engaged” on February 20, 2018.

Response: We have expanded the disclosure in Amendment No. 1 to address the Staff’s comment. See pages 104-105.

9.	Please clarify how MPAC determined the “pre-money” total enterprise value of USWS and its assets of $575 million to $625 million submitted in the term sheet on March 7, 2018.

Response: We have revised the disclosure in Amendment No. 1 to address the Staff’s comment. See page 105.

10.	Please further describe the “other factors” that, on May 3, 2018, led representatives of MPAC to express their view that the valuation of USWS needed to be further reduced from $575 million. Additionally, please describe the rationale for the revised valuation of $565 million proffered on May 20, 2018.

Response: We have expanded the disclosure in Amendment No. 1 to address the Staff’s comment. See page 107.

Our Board of Directors’ Reasons for the Approval of the Business Combination, page 107

11.	Please identify the comparable public companies and transactions that the MPAC board reviewed. In addition, please expand your disclosure at pages 103-04 to clarify the valuations discussed by MPAC on February 20, 2018 and February 27, 2018 and the comparable company trading multiples of enterprise value/EBITDA and EV/HHP that MPAC upon which MPAC based the valuations.

Response: We have expanded the disclosure in Amendment No. 1 to address the Staff’s comment. See pages 104-105 and page 109.

12.	Please describe further the material financial and valuation analysis of USWS and the business combination that the MPAC board conducted.

Response: We have expanded the disclosure in Amendment No. 1 to address the Staff’s comment. See page 110.

13.	Please expand your disclosure regarding the negative factors considered by the MPAC board to clarify whether the board gave consideration to the restructuring of USWS and net losses that USWS recorded in recent fiscal periods.

Response: We have expanded the disclosure in Amendment No. 1 to address the Staff’s comment. See page 111.

14.	We note disclosure in the registration statement relating to the initial public offering of the MPAC units that you will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, regarding the fairness to your company from a financial point of view of a business combination with one or more businesses affiliated with your sponsor, officers or directors. We further note that Mr. Treadwell, a member of your board of directors, was a member of the board of managers of USWS Holdings until May 2018 and will receive certain new USWS Units in connection with the business combination. Please provide an analysis explaining whether you are required to obtain a fairness opinion from an independent financial advisor in connection with the business combination.

Response: We are not required to obtain a fairness opinion from an independent financial advisor in connection with the Business Combination. USWS is not affiliated with MPAC’s Sponsor or any of our officers or directors. Although Mr. Treadwell was a member of the board of managers of USWS Holdings, he resigned from that position in advance of the execution of the letter of intent related to the Business Combination, the execution of the Merger and Contribution Agreement and the actions of our board of directors related to those matters (although he was nevertheless recused from the related deliberations of our board of directors and other internal discussions regarding a potential transaction with USWS because of his relationship with USWS). Further, the Existing USWS Units held by Mr. Treadwell represent less than one percent of the outstanding Existing USWS Units, and the New USWS Units Mr. Treadwell will receive in respect of his Existing USWS Units will constitute less than one percent of the total number of shares of Class A Common Stock and New USWS Units comprising the USWS Owner Consideration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of USWS, page 168

Liquidity and Capital Resources, page 175

Cash Flows from Operating, Investing and Financing Activities, page 175

Capital Expenditures, page 176

15.	Given the capital intensive nature of your operations, please explain to us what consideration you have given to quantifying the amount of maintenance capital expenditures and growth capital expenditures budgeted and incurred for 2018.

Response: We have updated the disclosure on pages 180-181 to further explain the consideration it gave to quantifying the amount of capital expenditures.

Financial Statements

General

16.	Please update your historical and pro forma financial statements to comply with Rules 8-08 and 11-02(c) of Regulation S-X.

Response: We have updated the historical and pro forma financial statements through June 30, 2018 to comply with Rules 8-08 and 11-02(c) of Regulation S-X.

Other

17.	Please include a form of proxy card marked as “preliminary” in your next amendment. Please also indicate on your preliminary proxy card whether the approval of certain proposals is conditioned upon the approval of other proposals. In that regard, we note your disclosure at pages 2-3. Refer to Rules 14a-6(e)(1) and 14a-4(a)(3) of Regulation 14A.

Response: We have included a copy of the preliminary proxy card in Amendment No. 1. The preliminary proxy card indicates whether each of the Proposals is conditioned on the approval of other Proposals.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

MATLIN & PARTNERS ACQUISITION CORPORATION

By:	/s/ David J. Matlin
Name:	David J. Matlin
Title:	Chief Executive Officer

cc:
Bracewell LLP
Charles H. Still, Jr., Esq.